		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

March 21, 2012

Re:	BATS Global Markets, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-174166

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, DC 20549-0404

Dear Mr. Kluck:

On behalf of the Company, we are submitting a supplemental response in response to a comment received from the staff of the Commission (the “Staff”) in a letter dated March 20, 2012 (the “Comment Letter”). For your convenience, the comment, numbered as set forth in the Comment Letter, is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this letter, please call Jeff Ramsay at (212) 450-4243 or the undersigned at (212) 450-4135.

Directed Share Program, page 187

1.	We note that the underwriters have reserved up to five percent of the shares for sale directly to your directors and/or certain customers. Please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? Lastly, please tell us who are the “representatives” and tell us who they represent.

U.S. Securities and Exchange Commission	2	March 21, 2012

As disclosed in the Company’s preliminary prospectus dated March 12, 2012, the underwriters have agreed to reserve up to five percent (5%) of the shares of Class A common stock, par value $0.01 per share, (the “Shares”) to be sold in the proposed offering at the initial public offering price to certain persons associated with the Company through a directed share program (the “Program”). Citigroup Global Markets Inc. through its affiliate Morgan Stanley Smith Barney LLC (together, “Citigroup”), is administering the Program. The Company and Citigroup believe that this amount represents an amount which is both sufficient to allow the Company to make available a limited number of shares to such persons and customary in transactions of this type. Senior executives of the Company identified those persons who have business relationships with or who are otherwise affiliated with the Company whom they wanted to have the opportunity to participate in the Program. The Company further identified certain persons who will be directors upon consummation of the offering and certain customers of the Company based on the information from such senior executives (the “Invitees”). Based on information received to date, only four individuals, each of whom will be a director upon consummation of the offering, will be participating in the Program. No customers of the Company are expected to participate in the Program.

The Company will allocate shares to investors, and Citigroup will handle the mechanics of distributing the Shares. Citigroup and the Company are employing the following procedures in making the offering under the Program.

After the preliminary prospectus was printed on March 12, 2012, the Company invited the Invitees to participate in the Program, through either oral communications or a letter (the “Announcement Letter”). The Announcement Letter provided a link to the preliminary prospectus on EDGAR and information on where the Invitee could obtain a copy of the preliminary prospectus. If an Invitee had an interest in purchasing Shares in the offering, they were directed to contact a representative of Citigroup. At the direction of the Company, Citigroup also emailed certain of the Invitees regarding the Program (the “Invitee Email”).

Each Invitee who was sent the Invitee Email or who contacted Citigroup expressing an interest in participating in the Program was provided with access to Citigroup’s directed share program website, which contains materials to review and complete, including a copy of the preliminary prospectus, an indication of interest form, a questionnaire (which requests information needed to ensure compliance with Financial Industry Regulatory Authority, Inc. rules, particularly Rule 5130), a new account opening form and a Form W-9 so that they are received by Citigroup on a specified date. The Announcement Letter, the Invitee Email and other materials on Citigroup’s directed share program website were modeled on and consistent with Citigroup’s customary form of directed share program materials.

When the proposed offering is priced, the Company will determine the final allocation of Shares among those persons who submitted timely and proper indications of interest in participating in the Program. Citigroup will then call each such person to confirm certain pertinent information, including the purchase price, the number of Shares allocated to such person, the person’s continued desire to participate in the Program, the number of Shares within the allocated amount, if any, they intend to purchase and such person’s account number. Citigroup will send each person who, when the offering is priced, confirms their intention to purchase, a copy of the final prospectus and a written

U.S. Securities and Exchange Commission	3	March 21, 2012

confirmation of the offer and sale. Full payment of the purchase price for the Shares bought in the initial public offering through the Program must be received by Citigroup by the settlement date, which will be three or four business days after the pricing date of the proposed offering. No funds are deposited into purchaser brokerage accounts in connection with the Program prior to that time. If Citigroup does not receive the Invitee’s payment by the settlement date then Citigroup will notify the Company of the same, and Citigroup will follow the procedures set forth in FINRA Rule 5131 regarding the disposition of such Shares.

The Company advises the Staff that, in connection with the Program, no offers were made by the Company prior to the filing with the Commission of the registration statement. In addition, no offers were made by Citigroup, and no materials were sent by Citigroup to Invitees, prior to the filing with the Commission of the registration statement containing the preliminary prospectus including a price range. In connection with the Program, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the registration statement. The Company and Citigroup will ensure that this Program offer is consistent with Section 5 of the Securities Act and Rule 134 by ensuring that each of the documents (other than the preliminary prospectus) delivered to the Invitees to participate in the Program will contain language that is permitted by Rule 134. Each Program participant will be required to acknowledge that no offer to buy any of the Shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of their intention to purchase Shares after the effective date of the registration statement. In addition, the documents provided to the Invitee provide that a potential purchaser’s submission of an indication of interest involves no obligation or commitment of any kind.

The Company believes the procedures for the Program are generally the same as the procedures for the general offering to the public, although the Company will determine the final allocation of Shares among those persons participating in the Program.

The Company also advises the staff that the term “representatives” on page 187 of the preliminary prospectus refers to Morgan Stanley & Co. LLC and Citigroup as representatives of the several underwriters listed on page 183 of the preliminary prospectus.

U.S. Securities and Exchange Commission	4	March 21, 2012

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 212-450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

cc w/ att: Mr. Eric Swanson, Esq.

        Mr. Jeff Ramsay, Esq.